Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Alison M. Fuller, Esq.

(202) 419-8412

afuller@stradley.com

June 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. John Grzeskiewicz, Esquire
Ms. Christina DiAngelo Fettig

Re:	Wilmington Funds
File No. 333-211040

Dear Mr. Grzeskiewicz and Ms. Fettig:

On behalf of Wilmington Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on May 27, 2016 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the reorganization involving the Wilmington Prime Money Market Fund (the “Prime Fund”) and the Wilmington Tax-Exempt Money Market Fund (the “Tax Exempt Fund”) (collectively, the “Target Fund”) and the Wilmington U.S. Government Money Market Fund (the “Govt. Fund” or “Acquiring Fund”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2016 under Rule 488 of the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 497 of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. Please note that we have provided a “North American Security Trust” accounting survivor analysis for the Reorganization at Appendix A to this letter.

U.S. Securities and Exchange Commission

GENERAL

1.	Comment: Please include in the Registration Statement a brief explanation for why the Reorganizations are taxable. Please include an estimate of the amount of tax liability that will occur and who will pay for the tax liability. If the amount is de minimis, you may state so.

Response: Registrant has replaced the first two sentences under the heading “What are the federal income tax consequences of the Reorganizations?” with the following disclosure:

Shares in each Target Fund, which have a net asset value of $1.00, will be exchanged for shares in Acquiring Fund, which have a net asset value of $1.00. Accordingly, the Reorganizations will result in no material adverse federal income tax consequences to the Funds or their shareholders. Accordingly, Adviser is not structuring the Reorganizations as tax-free transactions, and as a result, Adviser anticipates that the Reorganizations will be treated as taxable transactions. In addition, neither Reorganization is expected to satisfy the continuity of business enterprise requirement for tax-free reorganizations, because, in each Reorganization, not enough of the Target Fund’s assets would be suitable for the Acquiring Fund.

PROXY STATEMENT/PROSPECTUS

OVERVIEW

I am a Tax Exempt Fund shareholder. What proposal am I being asked to vote on?

2.	Comment: On page 1, after the last sentence on the page ending with “. . . corresponding share classes as set forth below” either delete “as set forth below” and insert a specific reference to where this is found in the Registration Statement or insert a chart directly after this sentence detailing which share classes of the Tax Exempt Fund will be merged into which share classes of the Acquiring Fund.

Response: Registrant has added the following table to the Registration Statement at the end of the final paragraph on page 1:

Wilmington Tax-Exempt Money Market Fund	Wilmington U.S. Government Money Market Fund
Service Class	Service Class
Select Class	Select Class
Administrative Class	Administrative Class

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I am a Prime Fund shareholder. Why don’t I get to vote on the Reorganization?

3.	Comment: Please confirm in your response below that the phrase “Under SEC rules . . .” on page 2 refers to Rule 17a-8 promulgated pursuant to the Investment Company Act of 1940.

Response: Registrant confirms the Staff’s comment.

Why has the Prime Fund Reorganization been approved, and why is the Tax Exempt Fund Reorganization being proposed?

4.	Comment: On page 2, revise the description of the required assets of a U.S. Government money market fund under MMF Reform so as to reflect the actual language of the money market fund rules

Response: Registrant has revised the disclosure to state that, under MMF Reform:

“a U.S. Government money market fund must invest at least 99.5% of its net assets (rather than the current 80%) in cash, U.S. government securities, and repurchase agreements collateralized by U.S. government securities and cash.”

Who bears the expenses associated with the Reorganization?

5.	Comment:

a.) On page 3, in the first paragraph, disclose the total estimated cost of the Reorganizations.

b.) Disclose whether the Adviser or its affiliates will pay for all the costs even if either Reorganization is not completed.

c.) Revise the second paragraph to be clearer about the extent of any repositioning transactions or costs, such as the percentage of Target Fund turnover in connection with the Reorganizations, an explanation of how repositioning costs will be quantified, and the quantified repositioning costs.

d.) Describe the repositioning in a narrative form in a way that is easily understandable.

U.S. Securities and Exchange Commission

Response:

a.) Registrant has added a sentence to the first paragraph of page 3 which states: “Adviser estimates the total cost of the Reorganizations to be approximately $115,300.”

b.) Registrant confirms that the Adviser will pay for all costs of each Reorganization, even if one or both is not completed. Accordingly, Registrant has amended the first sentence of this section to read as follows:

All expenses of the Reorganizations, whether or not the Reorganizations are completed,…

c.) Registrant has replaced the second paragraph of this section with the following paragraph:

Prior to the Reorganizations, each Target Fund will, to the extent permitted by its investment goal and principal investment strategies and in the ordinary course of business, invest and re-invest in securities eligible for the Govt. Fund. After the Reorganizations, the Govt. Fund will, in the ordinary course of business, re-invest the proceeds of maturing Target Fund investments (for example, commercial paper of the Prime Fund and state/local government securities from the Tax Exempt Fund) in securities eligible for a “government money market fund.” Adviser estimates that the incremental, additional cost of these activities should not exceed $600.

d.) The additional paragraph described in Response 5(c) above addresses this comment.

How do the fees of Acquiring Fund compare to those of Target Fund?

6.	Comment: On page 4, consider disclosing before or after the second sentence a comparison of the total expenses between the Acquiring Fund and the Prime and Tax Exempt Funds. Additionally, consider adding any comparisons between the funds regarding voluntary fee waivers.

Response: Registrant has added the following two paragraphs to this section comparing the expenses and voluntary fee waivers of the Acquiring Fund and each Target Fund:

During the twelve-month period ended October 31, 2015, WFMC voluntarily agreed to waive, and/or reimburse operating expenses of the Prime Fund, the Tax Exempt Fund and the Govt. Fund in order to maintain a positive yield for each share class for the period. The net advisory fee for that twelve-month period for each share class of each Fund was 0.08%, 0.00% and 0.02%, respectively. In addition, for the Tax Exempt Fund, WFMC reimbursed 0.07% of operating expenses.

U.S. Securities and Exchange Commission

The gross expense ratio of the Select Class shares of the Prime Fund, the Tax Exempt Fund and the Govt. Fund for the twelve months ended October 31, 2015 was 0.73%, 0.76% and 0.72%, respectively. The net expense ratio of the Select Class shares of the Prime Fund, the Tax Exempt Fund and the Govt. Fund for that period was 0.16%, 0.04% and 0.09%, respectively. As noted in the preceding paragraph, WFMC voluntarily agreed to waive and/or reimburse operating expenses of the Prime Fund, the Tax Exempt Fund and the Govt. Fund in order to maintain a positive yield for each share class for the period. WFMC may discontinue the voluntarily waivers at any time.

Are the investment goals and strategies of Target Fund similar to the investment goals and strategies of Acquiring Fund?

7.	Comment: On page 4, in the “Tax Exempt Fund” subsection, bold the phrase “the Govt. Fund is not managed to meet the Tax Exempt Fund shareholder’s objective of having that income be exempt from federal income tax.” It is also recommended to provide a short, one to two sentence explanation in this subsection explaining why the Reorganizations will be taxable transactions as well as an estimate of the amount of tax liability that will occur and who will pay for that amount.

Response: Registrant has bolded the referenced sentence. As noted in our response to Comment 1, Registrant has added disclosure to the Registration Statement regarding the taxable nature of the Reorganizations. Registrant respectfully declines to add an explanation of why the Reorganizations are taxable, as that explanation now appears under the heading: “What are the federal income tax consequences of the Reorganizations,” as noted in response to Comment 1, above.

COMPARISON OF THE FUNDS

Comparison of Investment Goals and Strategies

8.	Comment: On page 8, in the paragraph at the beginning of the page before the chart, add a sentence or parenthetical stating that, on or before October 14, 2016, the Govt. Fund will change to requiring that at least 99.5% of its net assets are invested in cash, government securities, and/or repurchase agreements that are collateralized fully.

Response: Registrant has added the following disclosure to the paragraph:

After the Reorganizations have been completed and prior to October 14, 2016, the Govt. Fund will, in the ordinary course of business, invest and reinvest the portfolio securities so that at least 99.5% of its assets consist of cash, government securities, and repurchase agreements collateralized by government securities and cash.

U.S. Securities and Exchange Commission

Prime Fund into Govt. Fund

9.	Comment: Regarding the shareholder fees table on page 11, state in your response below whether the fees represented in the table are the current fees for the funds.

Response: The fees in the table represent the current fees for each of the funds.

Tax Exempt Fund into Govt. Fund

10.	Comment: On page 13, in the first shareholder fees table, consider removing the column “Inst’l Class” from the “Tax Exempt Fund (Target Fund)” table because the Tax Exempt Fund does not have that class of shares.

Response: Registrant has removed the “Inst’l class” column from the table.

Prime Fund and Tax Exempt Fund into Govt. Fund

11.	Comment:

a.) On page 15, in the paragraph below the final fee table, regarding the phrase “and do not reflect any change in expense ratios resulting from a change in assets under management since the end of those twelve-month periods”, consider removing this phrase if the fees are current.

b.) Regarding the last sentence in the paragraph beginning “However, actual expenses paid by . . .”, make this statement more specific to the funds described above by changing “may be limited” to “are currently limited.”

Response:

a.) Registrant has removed the referenced phrase.

b.) Registrant has amended the referenced sentence so that it states that “actual expenses paid by a shareholder of a Fund are limited by voluntary waivers.”

Expense Examples

12.	Comment: On page 15, remove the second to last sentence beginning “The costs reflect the effects of . . .”, because that sentence is not applicable to the Reorganizations.

Response: Registrant has removed the referenced sentence.

U.S. Securities and Exchange Commission

THE PROPOSED REORGANIZATION

Reasons for the Reorganization and Trustees’ Considerations

13.	Comment: On pages 21 and 22, provide more detail regarding the factors the Board took into consideration when it approved the Reorganizations.

Response: Registrant has updated this section to address the Staff’s comment. The revised list of factors that the Board considered is excerpted below:

In approving the proposed Reorganization, the Board took into consideration the following factors, among others:

•	The compatibility of the investment goals and strategies of the Target Fund and Acquiring Fund, and specifically that the investment goals of the Prime Fund and the Govt. Fund are identical, and that the investment goals of the Tax Exempt Fund and the Govt. Fund have significant similarities;

•	The investment performance of the Funds, and specifically that the size of each Target Fund relative to the size of Acquired Fund did not preclude Acquired Fund from being treated as the accounting survivor in each Reorganization;

•	The terms and conditions of the Plan;

•	The fact that the Reorganizations will result in no material adverse federal income tax consequences to the Funds or their shareholders;

•	The fact that all of the fees and expenses of each Reorganization are being borne by Adviser or its affiliates;

•	The fact that the Reorganizations will not dilute the interests of Target Fund or Acquiring Fund shareholders;

•	The relative sizes of Target Fund and Acquiring Fund both before and after the Reorganization, and specifically that as market interest rates rise, and as the increased demand for government securities by government money market funds depress yields on those securities, the yield differential between prime and government money market funds may be exaggerated;

•	The perceived desire of substantially all Prime Fund and Tax Exempt Fund shareholders for a stable, $1.00 NAV and no fees and gates, notwithstanding the potential yield differentials between the Target Funds and Acquiring Fund and the loss of favorable tax treatment for Tax Exempt Fund shareholders;

•	The fact that important sweep account systems at the financial services affiliates of Adviser, which are utilized to service a substantial number of Prime Fund and Tax Exempt shareholders, will not be able to process transactions in money market fund shares with a floating NAV; and

U.S. Securities and Exchange Commission

•	The relative expense ratios of Target Fund and Acquiring Fund and the anticipated effect of the proposed Reorganization on the expense ratio of Acquiring Fund both before and after expense caps and fee waivers.

Pro Forma Capitalization

14.	Comment: On pages 24 and 25, consider adding a total asset line item to each table.

Response: Registrant has revised the tables to add a total asset line to each table.

STATEMENT OF ADDITIONAL INFORMATION

Reorganization Costs

15.	Comment:

a.) On page 7, disclose the total estimated cost of the Reorganizations and state whether the Adviser or its affiliates will pay for all the costs even if the Reorganizations are not completed.

b.) Describe any repositioning transactions, including costs, in an easily understandable narrative form.

Response:

a.) Registrant has amended the disclosure under “Reorganization Costs” as follows:

All expenses of the Reorganizations, whether or not the Reorganizations are completed, including the cost of the solicitation of Tax Exempt Fund shareholders and any costs directly associated with preparing, filing, printing, and distributing to Target Fund shareholders all materials relating to this Prospectus/Proxy-Information Statement, as well as the conversion costs associated with the Reorganizations, will be borne by Adviser or its affiliates. Adviser estimates the total cost of the Reorganizations to be approximately $115,300.

b.) Registrant has added the following paragraph to page 7 of the SAI:

Prior to the Reorganizations, each Target Fund will, to the extent permitted by its investment goal and principal investment strategies and in the ordinary course of business, invest and re-invest in securities eligible for the Govt. Fund. After the Reorganizations, the Govt. Fund will, in the ordinary course of business, re-invest the proceeds of

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maturing Target Fund investments (for example, commercial paper of the Prime Fund and state/local government securities from the Tax Exempt Fund) in securities eligible for a “government money market fund.” Adviser estimates that the incremental, additional cost of these activities should not exceed $600.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8412 or Cillian M. Lynch at (202) 419-8416 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Alison M. Fuller
Alison M. Fuller, Esquire

cc:	Ralph Partlow III, Esquire
John McDonnell
Cillian M. Lynch, Esquire

U.S. Securities and Exchange Commission

Appendix A

Reorganization of the Wilmington Prime Money Market Fund into the Wilmington U.S. Government Money Market Fund

Acquiring Fund will be the accounting survivor of the reorganization, based on the following analysis: (i) Portfolio Managers: the portfolio manager of Acquiring Fund will manage the combined fund; (ii) Portfolio Composition: the combined fund’s portfolio will more closely resemble Acquiring Fund’s portfolio; (iii) Investment Goal/Strategies: the combined fund will have Acquiring Fund’s investment goal, will follow Acquiring Fund’s principal investment strategies and will be subject to Acquiring Fund’s investment restrictions; and (iv) Expense Structure: the combined fund’s portfolio expense structure will be that of Acquiring Fund’s. The fact that Acquired Fund is approximately 22% larger than Acquiring Fund (at 5/31/2016) does not overcome the effect of the other factors.

Reorganization of the Wilmington Tax-Exempt Money Market Fund into the Wilmington U.S. Government Money Market Fund

Acquiring Fund will be the accounting survivor of the reorganization, based on the following analysis: (i) Portfolio Managers: the portfolio manager of Acquiring Fund will manage the combined fund; (ii) Portfolio Composition: the combined fund’s portfolio will more closely resemble Acquiring Fund’s portfolio; (iii) Investment Goal/Strategies: the combined fund will have Acquiring Fund’s investment goal, will follow Acquiring Fund’s principal investment strategies and will be subject to Acquiring Fund’s investment restrictions; (iv) Expense Structure: the combined fund’s portfolio expense structure will be that of Acquiring Fund’s; and (v) Size: Acquiring Fund is larger than Acquired Fund.